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03013614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Millennium Funding Associates, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
666 Fifth Avenue, 8th Floor
(No. and Street)

New York	**NY**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Williams **212-841-4125**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 165

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 17 2003

OATH OR AFFIRMATION

I, See separate oath ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ________________________________, as of ________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to Millennium Funding Associates, L.L.C. at and for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Grandview, L.L.C.
Managing Member

Israel A. Englander
Chief Executive Officer

Robert A. Williams
Chief Financial Officer

Sworn to before me

this 27th day of February, 2003

Notary Public
STEVEN C. WEIDMAN
Notary Public, State of New York
No. 01WE4979574
Qualified in Rockland County
Certificate Filed in New York County
Commission Expires April 1, 2007

Statement Of Financial Condition

Millennium Funding Associates, L.L.C.
December 31, 2002
with Report of Independent Auditors

Millennium Funding Associates, L.L.C.

Statement of Financial Condition

Year ended December 31, 2002

Contents

Report of Independent Auditors 1
Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of Millennium Funding Associates, L.L.C.

We have audited the accompanying statement of financial condition of Millennium Funding Associates, L.L.C. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millennium Funding Associates, L.L.C. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2003

Millennium Funding Associates, L.L.C.

Statement of Financial Condition

December 31, 2002
(In thousands)

Assets		
Securities owned, at market value	$	809,216
Other assets		1,656
	$	810,872
Liabilities and member's capital		
Payable to clearing organizations	$	664,766
Securities loaned		55,612
Other liabilities		322
		720,700
Member's capital		90,172
	$	810,872

See accompanying notes.

Millennium Funding Associates, L.L.C.

Notes to Statement of Financial Condition

December 31, 2002
(In thousands)

1. Organization

Millennium Funding Associates, L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange and the Chicago Mercantile Exchange. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing broker.

The Company is owned by Grandview, L.L.C., a wholly owned subsidiary of Millennium Partners, L.P.

2. Significant Accounting Policies

Transactions in securities and related revenue and expenses are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities owned are recorded at market value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

Securities loaned are recorded at the amount of cash collateral received in connection with the transaction. The initial collateral received approximates or is greater than, the fair value of the securities loaned. The Company monitors the fair value of the securities loaned on a daily basis and requests additional collateral as appropriate. Interest is accrued on securities loaned transactions and is included in payable to clearing organizations on the statement of financial condition.

(In thousands)

3. Payable to Clearing Organization

Payable to clearing organization represents margin debt balances with the Company's clearing broker and amounts receivable or payable for securities transactions that have not settled at December 31, 2002.

A principal source of the Company's short-term financing is provided by its clearing broker from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Related Party Transactions

Certain affiliates provide trading and accounting services and incur other administrative expenses on the Company's behalf without charge.

5. Securities Owned

Securities owned consists of the following at December 31, 2002:

	Owned
Equities	$ 759,362
U.S. Treasury Bills	49,854
	$ 809,216

Securities owned are pledged to the clearing broker or counterparties of the Company's securities lending activities on terms which permit them to sell or repledge the securities to others subject to certain limitations.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2002, the Company had net capital of $37,355 which exceeded its requirement by $37,105.

6. Net Capital Requirement (continued)

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under the arrangement with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2002, the Company was in compliance with all such requirements.

7. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income or loss of the Company on its own income tax returns.

8. Commitments and Contingencies

In the normal course of business, the Company enters into transactions in order to reduce its exposure to market risk in connection with its proprietary trading activities. These transactions include futures contracts. These contracts are valued at market and unrealized gains and losses are reflected in the financial statements. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform.

8. Commitments and Contingencies (continued)

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The amounts disclosed below represent the end of year fair value of the Company's derivative financial instruments.

	Fair Value at December 31, 2002	
	Asset	**Liability**
Futures contracts	$ 18,304	$ –

The Company had margin requirements for futures contracts of $49,286 at December 31, 2002, which were satisfied by treasuries on deposit.

The Company clears its securities transactions through a major financial services firm. Trades pending at December 31, 2002 were settled without adverse effect on the Company's financial condition.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.